

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 2, 2009

Trudy F. Sullivan
President and Chief Executive Officer
The Talbots Inc.
One Talbots Drive
Hingham, MA 02043

> **Re:** **The Talbots Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 1-12552**

Dear Ms. Sullivan:

    We have completed our review of your filings and response letter and have no further comments at this time.

                  Sincerely,

                  Ryan C. Milne
                  Accounting Branch Chief